Exhibit 99.1

Rail Vision Announces First-Ever Commercial Installation of its AI-Driven Systems in a National Railways Line

This commercial installation follows the purchasing of 10 Rail Vision Main Line Systems for $1.4 million

Ra’anana, Israel, Feb. 20, 2024 (GLOBE NEWSWIRE) -- Rail Vision Ltd. (Nasdaq: RVSN) (the “Company”), a technology company at the forefront of revolutionizing railway safety and the data-related market for the railway industry, today announces the first ever commercial installation of its AI-driven Main Line Systems in a national railways line, marking a significant milestone in the Company’s journey towards revolutionizing railway safety and efficiency.

A successful evaluation process resulted the purchase of ten Rail Vision Main Line Systems for $1.4 million by Israel Railways. Leveraging advanced artificial intelligence (AI) algorithms and cognitive vision sensors, Rail Vision’s Main Line Systems offer unparalleled capabilities in real-time threat detection, predictive maintenance and operational optimization.

“We are thrilled to announce the commercial deployment of our AI-driven Main Line Systems, marking a groundbreaking achievement for Rail Vision and the railway industry as a whole,” said Rail Vision CEO Shahar Hania. “This milestone follows a thorough examination of our innovative technology. Israel Railways expects a substantial enhancement in travel safety, benefiting rail passengers and enhancing the safety of other road users through the utilization of Rail Vision’s advanced safety solutions.”

Rail Vision’s Main Line Systems utilize innovative sensors and AI algorithms to detect and classify potential threats on railway tracks, including obstacles and unauthorized intrusions. By providing early warning alerts and actionable insights to railway operators, these systems empower decision-makers to proactively address safety risks and optimize maintenance schedules, thereby improving operational efficiency and reducing downtime.

The installation of Rail Vision’s Main Line Systems in a national railway line marks a significant validation of the technology’s capabilities and the Company’s commitment to innovation. With this milestone, Rail Vision aims to expand its footprint in the global railway market and drive further adoption of AI-driven solutions for enhanced railway safety and performance.

About Rail Vision Ltd.

Rail Vision is a technology company that is seeking to revolutionize railway safety and the data-related market. The Company has developed cutting-edge, artificial intelligence based, industry-leading technology specifically designed for railways. The Company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses Israel Railways expecting a substantial enhancement in travel safety, benefiting rail passengers and enhancing the safety of other road users through the utilization of the Company’s advanced safety solutions. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 23, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Investor Relations

Michal Efraty
+972-(0)52-3044404
michal@efraty.com

Contacts

Shahar Hania
Chief Executive Officer
Rail Vision Ltd.
15 Ha’Tidhar St
Ra’anana, 4366517 Israel
Telephone: +972- 9-957-7706